SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

THE NEWKIRK MASTER LIMITED PARTNERSHIP

(Name of Subject Company (Issuer)

THE NEWKIRK MASTER LIMITED PARTNERSHIP

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class Securities)

None

(CUSIP Number of Class Securities)

CAROLYN TIFFANY
THE NEWKIRK MASTER LIMITED PARTNERSHIP
7 BULFINCH PLACE
SUITE 500
BOSTON, MA 02114
(617) 570-4600

CALCULATION OF FILING FEE

Transaction Valuation* $4,226,837	Amount of Filing Fee $497.50

*
For purposes of calculating the fee only. This amount assumes the purchase of 99,455 units of limited partnership interest of the subject partnership for $42.50 per unit. The amount of the filing fee, calculated in accordance with the Securities and Exchange Commission Fee Rate Advisory #6 for fiscal year 2005, dated December 9, 2004, equals $117.70 per each $1 million of the value of securities proposed to be purchased.

☒
Check the box if any part of the fee is offset as provided by Rule 0- 11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $497.50	Filing Party: The Newkirk Master Limited Partnership
Form or Registration No.: Schedule TO-I	Date Filed: 2/22/05

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) of The Newkirk Master Limited Partnership (the “Partnership”) filed on February 22, 2005, as amended by Amendment No. 1 filed on March 8, 2005, relating to an offer to purchase its units of limited partnership interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal. The information set forth in the Offer to Purchase, as amended to date, and the related Letter of Transmittal as well as the documents set forth in Exhibits (a)(3) through (a)(7) of the Schedule TO, is incorporated in this Amendment No. 2 by reference in answer to all of the Items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

     Item 4 is hereby amended and supplemented to add the following:

     This is the Final Amendment to the Schedule TO and is being filed to report the results of the offer. The following information is furnished pursuant to Rule 13e-4(c)(4). The offer expired at Midnight, New York City time, on Wednesday, March 23, 2005. 48,024.6 units were validly tendered and not withdrawn pursuant to the offer and all of those units were accepted for purchase by the Partnership in accordance with the terms of the offer.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEWKIRK MASTER LIMITED PARTNERSHIP

By:	MLP GP LLC General Partner

	By:	Newkirk MLP Corp. Manager

		By	/s/ Peter Braverman

Peter Braverman Executive Vice President

Dated: March 24, 2005